SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                          For the month of March, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]     Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                               Yes __     No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 11, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                   By: /s/ Pedro Toll
                                                       --------------------
                                                   Name: Pedro Toll
                                                   Title:   General Manager

                                                               February 26, 2004

[SEAL]                       STATEMENTS OF INCOME *
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                            January to December 2004
                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    I                            II
  Description                                   January      February  March     Quarter     April  May  June  Quarter  July  August
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                               6,554,346.26                     6,554,346.26
------------------------------------------------------------------------------------------------------------------------------------
     Loans                                    5,806,089.31                     5,806,089.31
------------------------------------------------------------------------------------------------------------------------------------
     Deposits                                   134,326.48                       134,326.48
------------------------------------------------------------------------------------------------------------------------------------
     Investments                                613,930.47                       613,930.47
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                              2,503,583.65                     2,503,583.65
------------------------------------------------------------------------------------------------------------------------------------
     Interest                                 2,463,551.58                     2,463,551.58
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                 40,032.07                        40,032.07
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                           4,050,762.61                     4,050,762.61
------------------------------------------------------------------------------------------------------------------------------------
Other Income                                    574,025.74                       574,025.74
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                548,963.99                       548,963.99
------------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                 -4,122.82                        -4,122.82
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                                29,184.57                        29,184.57
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                              4,624,788.35                     4,624,788.35
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                            1,845,294.21                     1,845,294.21
------------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                  1,019,194.48                     1,019,194.48
------------------------------------------------------------------------------------------------------------------------------------
     General expenses                           149,318.22                       149,318.22
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                               119,749.86                       119,749.86
------------------------------------------------------------------------------------------------------------------------------------
     Other expenses                             557,031.65                       557,031.65
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses   2,779,494.14                     2,779,494.14
------------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses               -7,813,682.87                    -7,813,682.87
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                   10,593,177.01                    10,593,177.01
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                                         III                                   IV
  Description                               September  Quarter  October  November  December  Quarter      Year to date
------------------------------------------------------------------------------------------------------------------------
Interest Income                                          0.00                                  0.00        6,554,346.26
------------------------------------------------------------------------------------------------------------------------
     Loans                                               0.00                                  0.00        5,806,089.31
------------------------------------------------------------------------------------------------------------------------
     Deposits                                            0.00                                  0.00          134,326.48
------------------------------------------------------------------------------------------------------------------------
     Investments                                         0.00                                  0.00          613,930.47
------------------------------------------------------------------------------------------------------------------------
Interest Expense                                         0.00                                  0.00        2,503,583.65
------------------------------------------------------------------------------------------------------------------------
     Interest                                            0.00                                  0.00        2,463,551.58
------------------------------------------------------------------------------------------------------------------------
     Commissions                                         0.00                                  0.00           40,032.07
------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                      0.00                                  0.00        4,050,762.61
------------------------------------------------------------------------------------------------------------------------
Other Income                                             0.00                                  0.00          574,025.74
------------------------------------------------------------------------------------------------------------------------
     Commissions                                         0.00                                  0.00          548,963.99
------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                         0.00                                  0.00           -4,122.82
------------------------------------------------------------------------------------------------------------------------
     Other Income                                        0.00                                  0.00           29,184.57
------------------------------------------------------------------------------------------------------------------------
Operating Income                                         0.00                                  0.00        4,624,788.35
------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                       0.00                                  0.00        1,845,294.21
------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                             0.00                                  0.00        1,019,194.48
------------------------------------------------------------------------------------------------------------------------
     General expenses                                    0.00                                  0.00          149,318.22
------------------------------------------------------------------------------------------------------------------------
     Depreciation                                        0.00                                  0.00          119,749.86
------------------------------------------------------------------------------------------------------------------------
     Other expenses                                      0.00                                  0.00          557,031.65
------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses              0.00                                  0.00        2,779,494.14
------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                           0.00                                  0.00       -7,813,682.87
------------------------------------------------------------------------------------------------------------------------
Net Income                                               0.00                                  0.00       10,593,177.01
------------------------------------------------------------------------------------------------------------------------

 *    Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                               February 26, 2004

[SEAL]               BANCO LATINOAMERICANO DE EXPORTACIONES
                                 BALANCE SHEETS*
                   December 2003 and January to December 2004
                                 (In Balboas)**

-------------------------------------------------------------------------------------------------------------------------------
                                                                                               2003
-------------------------------------------------------------------------------------------------------------------------------
    Description                                          Absolute             %              December              January
-------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                         3,464,705.12          1.84        188,599,943.18       192,064,648.30
-------------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                             -6,393.92         -4.13            154,867.09           148,473.17
-------------------------------------------------------------------------------------------------------------------------------
          Demand                                          -6,393.92         -4.13            154,867.09           148,473.17
-------------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks                        3,457,933.78          1.84        188,319,519.42       191,777,453.20
-------------------------------------------------------------------------------------------------------------------------------
          Demand                                       2,462,025.21        341.72            720,483.31         3,182,508.52
-------------------------------------------------------------------------------------------------------------------------------
          Time                                           995,908.57          0.53        187,599,036.11       188,594,944.68
-------------------------------------------------------------------------------------------------------------------------------
      Others                                              13,165.26         10.49            125,556.67           138,721.93
-------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                                     -5,528,205.80         -0.32      1,735,136,671.38     1,729,608,465.58
-------------------------------------------------------------------------------------------------------------------------------
      Local                                          -43,441,149.94        -20.57        211,227,524.30       167,786,374.36
-------------------------------------------------------------------------------------------------------------------------------
      Foreign                                         37,912,944.14          2.49      1,523,909,147.08     1,561,822,091.22
-------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                                -2,917,920.73         -2.54        114,823,383.39       111,905,462.66
-------------------------------------------------------------------------------------------------------------------------------
      Foreign                                         -2,917,920.73         -2.54        114,823,383.39       111,905,462.66
-------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                         14,023,884.03         27.74         50,559,948.19        64,583,832.22
-------------------------------------------------------------------------------------------------------------------------------
      Local                                             -202,478.90         -3.28          6,170,009.76         5,967,530.86
-------------------------------------------------------------------------------------------------------------------------------
      Foreign                                         14,226,362.93         32.05         44,389,938.43        58,616,301.36
-------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                          9,042,462.62          0.43      2,089,119,946.14     2,098,162,408.76
-------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS                                              3,946,669.87          0.77        514,414,316.03       518,360,985.90
-------------------------------------------------------------------------------------------------------------------------------
      Local                                            1,803,318.74          4.14         43,587,485.58        45,390,804.32
-------------------------------------------------------------------------------------------------------------------------------
          From Banks                                   1,803,318.74          4.14         43,587,485.58        45,390,804.32
-------------------------------------------------------------------------------------------------------------------------------
               Demand                                  1,498,505.34         32.61          4,595,824.32         6,094,329.66
-------------------------------------------------------------------------------------------------------------------------------
               Time                                      304,813.40          0.78         38,991,661.26        39,296,474.66
-------------------------------------------------------------------------------------------------------------------------------
      Foreign                                          2,143,351.13          0.46        470,826,830.45       472,970,181.58
-------------------------------------------------------------------------------------------------------------------------------
          Customers                                  -44,711,777.75        -31.03        144,069,723.19        99,357,945.44
-------------------------------------------------------------------------------------------------------------------------------
               Demand                                 -1,637,916.02        -48.23          3,395,861.46         1,757,945.44
-------------------------------------------------------------------------------------------------------------------------------
               Time                                  -43,073,861.73        -30.62        140,673,861.73        97,600,000.00
-------------------------------------------------------------------------------------------------------------------------------
          From Banks                                  46,855,128.88         14.34        326,757,107.26       373,612,236.14
-------------------------------------------------------------------------------------------------------------------------------
               Demand                                  3,358,716.26         30.26         11,100,547.00        14,459,263.26
-------------------------------------------------------------------------------------------------------------------------------
               Time                                   43,496,412.62         13.78        315,656,560.26       359,152,972.88
-------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS                                          -16,083,304.42         -1.58      1,020,959,382.93     1,004,876,078.51
-------------------------------------------------------------------------------------------------------------------------------
      Local                                                    0.00          0.00         21,603,810.80        21,603,810.80
-------------------------------------------------------------------------------------------------------------------------------
      Foreign                                        -16,083,304.42         -1.61        999,355,572.13       983,272,267.71
-------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                                    10,737,882.56         11.11         96,619,215.59       107,357,098.15
-------------------------------------------------------------------------------------------------------------------------------
      Local                                            1,220,137.92          4.02         30,347,173.08        31,567,311.00
-------------------------------------------------------------------------------------------------------------------------------
      Foreign                                          9,517,744.64         14.36         66,272,042.51        75,789,787.15
-------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                                 10,441,214.61          2.28        457,127,031.59       467,568,246.20
-------------------------------------------------------------------------------------------------------------------------------
      Capital                                                  0.00          0.00        328,225,212.57       328,225,212.57
-------------------------------------------------------------------------------------------------------------------------------
      Capital Reserves                                         0.00          0.00         16,609,728.78        16,609,728.78
-------------------------------------------------------------------------------------------------------------------------------
      Retained Earnings                              101,751,364.93     15,312.49            664,499.09       102,415,864.02
-------------------------------------------------------------------------------------------------------------------------------
      Net Income                                     -91,158,187.92        -89.59        101,751,364.93        10,593,177.01
-------------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities available for sale     -151,962.40         -1.54          9,876,226.22         9,724,263.82
-------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY                  9,042,462.62          0.43      2,089,119,946.14     2,098,162,408.76
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        0.00

----------------------------------------------------------------------------------------------------------------------------------
                                                                           2004
    Description                            February  March  April  May  June  July  August  September  October  November  December
----------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS
----------------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks
----------------------------------------------------------------------------------------------------------------------------------
          Demand
----------------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks
----------------------------------------------------------------------------------------------------------------------------------
          Demand
----------------------------------------------------------------------------------------------------------------------------------
          Time
----------------------------------------------------------------------------------------------------------------------------------
      Others
----------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES
----------------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS
----------------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS
----------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS
----------------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------------
          From Banks
----------------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------------
          Customers
----------------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------------
          From Banks
----------------------------------------------------------------------------------------------------------------------------------
               Demand
----------------------------------------------------------------------------------------------------------------------------------
               Time
----------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS
----------------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
      Local
----------------------------------------------------------------------------------------------------------------------------------
      Foreign
----------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
      Capital
----------------------------------------------------------------------------------------------------------------------------------
      Capital Reserves
----------------------------------------------------------------------------------------------------------------------------------
      Retained Earnings
----------------------------------------------------------------------------------------------------------------------------------
      Net Income
----------------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities
        available for sale
----------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY
----------------------------------------------------------------------------------------------------------------------------------

 *    Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                           26 de Febrero de 2004

[SEAL]                         ESTADO DE RESULTADO
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                             ENERO - DICIEMBRE 2004
                                  (En Balboas)

------------------------------------------------------------------------------------------------------------------------------------
      Descripcion                       Enero      Febrero  Marzo   Trimestre I   Abril  Mayo   Junio  Trimestre II  Julio  Agosto
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses               6,554,346.26                   6,554,346.26                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Prestamos                       5,806,089.31                   5,806,089.31                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Depositos                         134,326.48                     134,326.48                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Inversiones                       613,930.47                     613,930.47                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones               2,503,583.65                   2,503,583.65                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados               2,463,551.58                   2,463,551.58                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                         40,032.07                      40,032.07                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses            4,050,762.61                   4,050,762.61                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                         574,025.74                     574,025.74                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                        548,963.99                     548,963.99                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas            -4,122.82                      -4,122.82                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                     29,184.57                      29,184.57                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones              4,624,788.35                   4,624,788.35                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                    1,845,294.21                   1,845,294.21                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos          1,019,194.48                   1,019,194.48                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                  149,318.22                     149,318.22                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion            119,749.86                     119,749.86                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                      557,031.65                     557,031.65                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones        2,779,494.14                   2,779,494.14                               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas  -7,813,682.87                  -7,813,682.87                               0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                10,593,177.01                  10,593,177.01                               0.00
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
      Descripcion                   Septiembre  Trimestre III  Octubre  Noviembre  Diciembre  Trimestre IV     Acumulado Anual
--------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                   0.00                                          0.00       6,554,346.26
--------------------------------------------------------------------------------------------------------------------------------
     Prestamos                                           0.00                                          0.00       5,806,089.31
--------------------------------------------------------------------------------------------------------------------------------
     Depositos                                           0.00                                          0.00         134,326.48
--------------------------------------------------------------------------------------------------------------------------------
     Inversiones                                         0.00                                          0.00         613,930.47
--------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                                   0.00                                          0.00       2,503,583.65
--------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                                   0.00                                          0.00       2,463,551.58
--------------------------------------------------------------------------------------------------------------------------------
     Comisiones                                          0.00                                          0.00          40,032.07
--------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                                0.00                                          0.00       4,050,762.61
--------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                           0.00                                          0.00         574,025.74
--------------------------------------------------------------------------------------------------------------------------------
     Comisiones                                          0.00                                          0.00         548,963.99
--------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                             0.00                                          0.00          -4,122.82
--------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                                      0.00                                          0.00          29,184.57
--------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                  0.00                                          0.00       4,624,788.35
--------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                                        0.00                                          0.00       1,845,294.21
--------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                              0.00                                          0.00       1,019,194.48
--------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                                    0.00                                          0.00         149,318.22
--------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                              0.00                                          0.00         119,749.86
--------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                                        0.00                                          0.00         557,031.65
--------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                            0.00                                          0.00       2,779,494.14
--------------------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas                       0.00                                          0.00      -7,813,682.87
--------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                                     0.00                                          0.00      10,593,177.01
--------------------------------------------------------------------------------------------------------------------------------

                                                           26 de Febrero de 2004

[SEAL]               BANCO LATINOAMERICANO DE EXPORTACIONES
         BALANCE DE SITUACION DE DICIEMBRE 2003 Y ENERO - DICIEMBRE 2004
                                  (En Balboas)

------------------------------------------------------------------------------------------------------------------------------------
                                                                         2003
------------------------------------------------------------------------------------------------------------------------------------
   Descripcion                         Absoluta             %          Diciembre           Enero       Febrero  Marzo  Abril  Mayo
------------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS                        3,464,705.12       1.84     188,599,943.18    192,064,648.30
------------------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos           -6,393.92      -4.13         154,867.09        148,473.17
------------------------------------------------------------------------------------------------------------------------------------
          A la Vista                        -6,393.92      -4.13         154,867.09        148,473.17
------------------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos    3,457,933.78       1.84     188,319,519.42    191,777,453.20
------------------------------------------------------------------------------------------------------------------------------------
          A la Vista                     2,462,025.21     341.72         720,483.31      3,182,508.52
------------------------------------------------------------------------------------------------------------------------------------
          A Plazo                          995,908.57       0.53     187,599,036.11    188,594,944.68
------------------------------------------------------------------------------------------------------------------------------------
      Otros                                 13,165.26      10.49         125,556.67        138,721.93
------------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA                     -5,528,205.80      -0.32   1,735,136,671.38  1,729,608,465.58
------------------------------------------------------------------------------------------------------------------------------------
      Locales                          -43,441,149.94     -20.57     211,227,524.30    167,786,374.36
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero                        37,912,944.14       2.49   1,523,909,147.08  1,561,822,091.22
------------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES                 -2,917,920.73      -2.54     114,823,383.39    111,905,462.66
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero                        -2,917,920.73      -2.54     114,823,383.39    111,905,462.66
------------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS                          14,023,884.03      27.74      50,559,948.19     64,583,832.22
------------------------------------------------------------------------------------------------------------------------------------
      Locales                             -202,478.90      -3.28       6,170,009.76      5,967,530.86
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero                        14,226,362.93      32.05      44,389,938.43     58,616,301.36
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS                        9,042,462.62       0.43   2,089,119,946.14  2,098,162,408.76
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS                               3,946,669.87       0.77     514,414,316.03    518,360,985.90
------------------------------------------------------------------------------------------------------------------------------------
      Locales                            1,803,318.74       4.14      43,587,485.58     45,390,804.32
------------------------------------------------------------------------------------------------------------------------------------
          De Bancos                      1,803,318.74       4.14      43,587,485.58     45,390,804.32
------------------------------------------------------------------------------------------------------------------------------------
               A la Vista                1,498,505.34      32.61       4,595,824.32      6,094,329.66
------------------------------------------------------------------------------------------------------------------------------------
               A Plazo                     304,813.40       0.78      38,991,661.26     39,296,474.66
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero                         2,143,351.13       0.46     470,826,830.45    472,970,181.58
------------------------------------------------------------------------------------------------------------------------------------
          De Particulares              -44,711,777.75     -31.03     144,069,723.19     99,357,945.44
------------------------------------------------------------------------------------------------------------------------------------
               A la Vista               -1,637,916.02     -48.23       3,395,861.46      1,757,945.44
------------------------------------------------------------------------------------------------------------------------------------
               A Plazo                 -43,073,861.73     -30.62     140,673,861.73     97,600,000.00
------------------------------------------------------------------------------------------------------------------------------------
          De Bancos                     46,855,128.88      14.34     326,757,107.26    373,612,236.14
------------------------------------------------------------------------------------------------------------------------------------
               A la Vista                3,358,716.26      30.26      11,100,547.00     14,459,263.26
------------------------------------------------------------------------------------------------------------------------------------
               A Plazo                  43,496,412.62      13.78     315,656,560.26    359,152,972.88
------------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES                          -16,083,304.42      -1.58   1,020,959,382.93  1,004,876,078.51
------------------------------------------------------------------------------------------------------------------------------------
      Locales                                    0.00       0.00      21,603,810.80     21,603,810.80
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero                       -16,083,304.42      -1.61     999,355,572.13    983,272,267.71
------------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS                          10,737,882.56      11.11      96,619,215.59    107,357,098.15
------------------------------------------------------------------------------------------------------------------------------------
      Locales                            1,220,137.92       4.02      30,347,173.08     31,567,311.00
------------------------------------------------------------------------------------------------------------------------------------
      Extranjero                         9,517,744.64      14.36      66,272,042.51     75,789,787.15
------------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO                             10,441,214.61       2.28     457,127,031.59    467,568,246.20
------------------------------------------------------------------------------------------------------------------------------------
      Capital                                    0.00       0.00     328,225,212.57    328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital                        0.00       0.00      16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores  101,751,364.93  15,312.49         664,499.09    102,415,864.02
------------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo              -91,158,187.92     -89.59     101,751,364.93     10,593,177.01
------------------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta           -151,962.40      -1.54       9,876,226.22      9,724,263.82
------------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO                     9,042,462.62       0.43   2,089,119,946.14  2,098,162,408.76
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 0.00


--------------------------------------------------------------------------------------------------------------------------
                                           2,004.00
--------------------------------------------------------------------------------------------------------------------------
   Descripcion                         Junio     Julio     Agosto    Septiembre     Octubre     Noviembre     Diciembre
--------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS
--------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos
--------------------------------------------------------------------------------------------------------------------------
          A la Vista
--------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos
--------------------------------------------------------------------------------------------------------------------------
          A la Vista
--------------------------------------------------------------------------------------------------------------------------
          A Plazo
--------------------------------------------------------------------------------------------------------------------------
      Otros
--------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA
--------------------------------------------------------------------------------------------------------------------------
      Locales
--------------------------------------------------------------------------------------------------------------------------
      Extranjero
--------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES
--------------------------------------------------------------------------------------------------------------------------
      Extranjero
--------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS
--------------------------------------------------------------------------------------------------------------------------
      Locales
--------------------------------------------------------------------------------------------------------------------------
      Extranjero
--------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS
--------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS
--------------------------------------------------------------------------------------------------------------------------
      Locales
--------------------------------------------------------------------------------------------------------------------------
          De Bancos
--------------------------------------------------------------------------------------------------------------------------
               A la Vista
--------------------------------------------------------------------------------------------------------------------------
               A Plazo
--------------------------------------------------------------------------------------------------------------------------
      Extranjero
--------------------------------------------------------------------------------------------------------------------------
          De Particulares
--------------------------------------------------------------------------------------------------------------------------
               A la Vista
--------------------------------------------------------------------------------------------------------------------------
               A Plazo
--------------------------------------------------------------------------------------------------------------------------
          De Bancos
--------------------------------------------------------------------------------------------------------------------------
               A la Vista
--------------------------------------------------------------------------------------------------------------------------
               A Plazo
--------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES
--------------------------------------------------------------------------------------------------------------------------
      Locales
--------------------------------------------------------------------------------------------------------------------------
      Extranjero
--------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS
--------------------------------------------------------------------------------------------------------------------------
      Locales
--------------------------------------------------------------------------------------------------------------------------
      Extranjero
--------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO
--------------------------------------------------------------------------------------------------------------------------
      Capital
--------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital
--------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores
--------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo
--------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta
--------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO                                                                                                            0.00
--------------------------------------------------------------------------------------------------------------------------